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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
                      AND AMENDMENTS THERETO FILED PURSUANT
                                  RULE 13D-2(A)
                                (Amendment No. 5)

                                Ceres Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   156772 10 5
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                                 (CUSIP Number)

 Kathleen L. Mesel, 17800 Royalton Road, Strongsville, Ohio 44136; 440-572-2400
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 19, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP NO. 156772 10 5                                               PAGE 2 OF 5


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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter W. Nauert
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)   [    ]
                                                                       ----
                                                                (B)   [    ]
                                                                       ----

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 3   SEC USE ONLY


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 4   SOURCE OF FUNDS


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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                             [__]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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        NUMBER OF                   7      SOLE VOTING POWER
         SHARES                            1,659,433 (1)
      BENEFICIALLY                 --------------------------------------------
        OWNED BY                    8      SHARED VOTING POWER
          EACH
        REPORTING                  --------------------------------------------
         PERSON                     9      SOLE DISPOSITIVE POWER
          WITH                             1,659,433 (1)
                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,659,433 (1)
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            [__]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
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 14  TYPE OF REPORTING PERSON*

     IN
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(1) Includes: (i) 752,655 shares of common stock and warrants to purchase
569,036 shares of common stock at $5.41 per share (the "Equity Warrants") held by the Peter W. Nauert Revocable Trust of which Mr. Nauert is the trustee; and
(ii) 2,500 options to purchase shares of common stock at a price of $2.48 per share.


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CUSIP NO. 156772 10 5                                              PAGE 3 OF 5

         This Amendment No. 5 to Schedule 13D is filed on behalf of Peter W. Nauert for the purpose of reporting the sale by the Peter W. Nauert Revocable Trust, of which Mr. Nauert is the trustee (the "Trust"), of shares of common stock, par value $0.001 per share (the "Shares"), of Ceres Group, Inc., a Delaware corporation ("Ceres Group").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(c) of Schedule 13D is amended and supplemented as follows:

         (c) Mr. Nauert resigned as Chief Executive Officer of Ceres Group in June 2002 and as Chairman of the Board in June 2003. In October 2003, Mr. Nauert resigned from the Board of Directors of Ceres Group. The current principal occupation of Mr. Nauert is President and Chief Executive Officer of Insurance Capital Marketing, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), (b), (c) and (e) of Schedule 13D are amended and supplemented as follows:

       (a) According to the most recently available filing with the Securities and Exchange Commission by Ceres Group, there are 34,344,434 Shares outstanding. If the 569,036 Equity Warrants (as described more fully in Item 4 of Amendment No. 1 to Schedule 13D dated July 3, 1998), and the 2,500 options to purchase Shares held by Mr. Nauert were fully exercised, there would be 34,915,970 Shares outstanding (the "Diluted Shares").

         Mr. Nauert beneficially owns 1,659,433 Shares, assuming full exercise of his Equity Warrants and options to purchase Shares, or approximately 4.8% of the Diluted Shares. 752,655 Shares and the Equity Warrants are held by the Trust.

         (b) Mr. Nauert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares owned by him.

         (c) In the past 60 days, the Trust has sold 623,700 Shares in open market transactions as follows:

                                                     Approximate Per Share Price
           Date            Number of Shares            (Excluding Commissions)
           ----            ----------------            -----------------------

        01/27/2004             50,000                          $5.85
        01/26/2004             63,500                          $5.85
        01/21/2004              2,700                          $5.90
        01/12/2004              7,500                          $6.07
        12/24/2003             33,835                          $5.40
        12/22/2003             70,000                          $5.34
        12/19/2003             83,000                          $5.24
        12/18/2003             50,000                          $5.17



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                                                     Approximate Per Share Price
           Date            Number of Shares            (Excluding Commissions)
           ----            ----------------            -----------------------

        12/17/2003             21,000                          $5.16
        12/15/2003             40,000                          $5.20
        12/12/2003             50,000                          $5.17
        12/12/2003             40,000                          $5.15
        12/11/2003             12,000                          $5.15
        12/09/2003             50,165                          $5.12
        12/05/2003             50,000                          $5.07

         (e) On January 27, 2004, Mr. Nauert ceased to be the beneficial owner of more than five percent of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 of Schedule 13D is amended and supplemented as follows:

       The Voting Agreement dated as of July 1, 1998 (as described more fully in Item 5 of Amendment No. 1 to Schedule 13D dated July 3, 1998) terminated in May 2002. The Stockholders Agreement dated as of July 1, 1998 (as described more fully in Item 5 of Amendment No. 1 to Schedule 13D) expired of its own terms in July 2003.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2004



                                                   /s/ Peter W. Nauert
                                                   --------------------------
                                                   Peter W. Nauert



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